

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2021

Sagi Niri
Chief Financial Officer and Director
Tremor International Ltd.
Hashmonaim 121, 2nd Floor
Tel Aviv, 6713328, Israel

> **Re: Tremor International Ltd.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted May 4, 2021**
> **CIK No. 0001849396**

Dear Mr. Niri:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2021 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted May 4, 2021

Prospectus Summary, page 1

1.   Your revised disclosures in response to prior comment 1 refers to 800 million unique users for the month ended March 31, 2021; however, the number of active customers and publishers appears to be as of December 31, 2020. Please revise to clarify what period(s) are presented and to the extent there were material fluctuations in these metrics between these periods, include comparable data for each period.

2.   Please explain the rationale for your reference to CTV advertising gross revenue on a six-month basis. In this regard, CTV gross revenue appears to be a non-IFRS measure for the six-months ended June 30, 2020.

3.　　We note your response to prior comment 2. While we acknowledge you highlight CTV advertising revenue because it is expected to grow at an accelerated rate and is a key growth driver for your business, we note that you make similar statements regarding Video revenue overall. As CTV revenue represents approximately 26% of total 2020 Video revenue, please balance your discussion of CTV advertising revenue here with a more fulsome discussion of your total Video revenue overall and better explain within your disclosures why you focus on CTV revenue and not the other sources of Video revenue. In this regard, we note that Video revenue can also be generated from devices such as mobile, streaming and desktop, and that together those represent approximately 74% of 2020 Video revenue. Please, revise to address each source of Video revenue, including the portion of total revenue they represent or explain why you do not believe this information is necessary to an investors understanding of your business.

4.　　You also state in your response to prior comment 2 that you focus your discussion on six-month increments because your results for the first half of 2020 were negatively impacted by the COVID-19 pandemic. To the extent you present six-month periods to show the impact of the pandemic throughout fiscal 2020, revise to clarify as such and clearly address both positive and negative factors impacting each period and the role of the pandemic on any significant fluctuations in period-over-period results. Also revise to present a similar discussion on a full year-over-year basis. Lastly, if any specific line items were significantly impacted by COVID, either positively or negatively, please ensure that is appropriately addressed in your MD&A results of operations disclosures. Refer to the Staff's statement on disclosure considerations regarding COVID-19 (Topic No. 9A) issued June 23, 2020 available on our website.

5.　　Please balance your statement on page 7 where you indicate that you have been adjusted EBITDA profitable since 2014 with a similar statement regarding the period from which you have been IFRS profitable.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, Judgments and Estimates
Revenue Recognition, page 59

6.　　We note your response and revised disclosures to prior comment 4. However, we also note you continue to present gross profit within the tabular disclosure on page 61. Please revise to remove this line item.

Key Performance Indicators and Other Operating Metrics, page 68

7.　　We continue to consider your response to prior comment 5 and may have further comments.

Sagi Niri
Tremor International Ltd.
May 17, 2021
Page 3

Notes to Consolidated Financial Statements
Note 22: Subsequent Events, page F-52

8.   We note your response to prior comment 12. Please revise to disclose the date when the financial statements were approved for issuance and who gave that authorization. Refer to IAS 10.17. In addition, tell us what consideration you gave to provide pro forma per share information in your Summary Consolidated Financial and Other Data table reflecting the cash bonuses that will be paid to your CEO, COO and CFO upon completion of this offering.

     You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at 202-551-8816 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology